UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

July 10, 2006
NEWS RELEASE             NEWS RELEASE             NEWS RELEASE             NEWS RELEASE
Longleaf Partners International Fund managed by Southeastern Asset Management, Inc. will re-open on July 10, 2006.
Longleaf Partners International Fund, which invests primarily in undervalued businesses outside of the U.S., will re-open to new investors on July 10, 2006, after being closed since February 6, 2004.
Longleaf’s managers look for strong, competitively entrenched businesses that are run by capable, vested, shareholder-oriented management teams, and that sell for substantially less than corporate worth. The employees and affiliates of Longleaf and Southeastern Asset Management, the Fund’s advisor, are one of the largest shareholder groups in the International Fund. The managers are focused on producing the highest real, after-tax returns with the lowest possible risk of capital loss.
The Fund, which first opened October 28, 1998, closed in early 2004 because undervalued investments that met the Fund’s criteria were elusive, and cash levels were rising due to portfolio sales and cash inflows. To protect existing shareholders, the Fund’s Board decided to close the International Fund until a point in time when attracting new assets would again benefit shareholders.
In discussing the reasons for re-opening, Mason Hawkins, Chairman and CEO of Southeastern and Co-Manager of the Fund, stated, “In the twenty-eight months since the Fund closed, we have found a number of compelling investment opportunities. The recent volatility in markets around the globe has produced additional high quality companies that are adequately discounted, and a number of existing holdings are attractively priced. The Fund’s cash level has decreased from over 30% to under 5%. The portfolio currently holds a combination of the most vested corporate managements and more quality holdings than at any time in its history. Cash inflows received from opening the International Fund will allow shareholders to own more of these franchises and position the Fund to take advantage of future volatility. New purchases will decrease the Fund’s price-to-value ratio (P/V)*. A lower P/V increases the margin of safety in the portfolio and improves the long-term return potential for all of our partners in the Fund. We are adding significant personal capital to Longleaf International.”
The Fund will remain open as long as the managers can find qualifying investments and asset size does not become unwieldy. Investors interested in receiving a Prospectus should call (800) 445-9469, or visit Longleaf’s web site, www.longleafpartners.com. The Prospectus contains important information about the investment objectives, risks, charges and expenses of the Fund, and should be read and considered carefully before investing.
Fund Facts:
•	The Fund is co-managed by Mason Hawkins, Staley Cates, and Andrew McDermott.
•	The Fund has $3.0 billion in assets invested in 19 companies.
•	The Fund’s top five holdings at 3/31/06 were NipponKoa, Philips Electronics, Cemex, Olympus, and Shaw Communications.
•	Fund holdings as of 6/30/06 will be available August 11, 2006.
•	The Fund’s expense ratio is 1.61%, and there are no loads, exit fees, or 12b-1 fees.
•	Southeastern Asset Management, Inc. manages $34.5 billion in assets, was founded in 1975, is located in Memphis, TN, and has research offices in London and Tokyo.
•	Southeastern manages three Longleaf Funds:
•	Longleaf Partners Fund (closed since July 2004)

•	Longleaf Partners International Fund (open)

•	Longleaf Partners Small-Cap Fund (closed since August 1997)
For questions regarding this press release, contact Lee Harper at Longleaf Partners Funds at (901)761-2474.
* price-to-value ratio (P/V): the weighted average of the price of each stock in the portfolio relative to Southeastern’s appraised value of the company